UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Virgin America Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92765X 208

(CUSIP number)

Jennifer M. Pulick

Chief Compliance Officer

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, address and telephone number of person authorized to receive notices and communications)

November 13, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92765X 208

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Aviation Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,509,208
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,509,208
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,509,208
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 43,119,886 shares of common stock outstanding following the consummation of the Issuer’s initial public offering.

CUSIP No. 92765X 208

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,509,208
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,509,208
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,509,208
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 43,119,886 shares of common stock outstanding following the consummation of the Issuer’s initial public offering.

CUSIP No. 92765X 208

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,509,208
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,509,208
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,509,208
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 43,119,886 shares of common stock outstanding following the consummation of the Issuer’s initial public offering.

CUSIP No. 92765X 208

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 10,509,208
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 10,509,208
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 10,509,208
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 43,119,886 shares of common stock outstanding following the consummation of the Issuer’s initial public offering.

ITEM 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”) of Virgin America Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 555 Airport Boulevard, Burlingame, California 94010. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

a) The Reporting Persons are:

1. Cyrus Aviation Holdings, LLC

2. Cyrus Capital Partners, L.P.

3. Cyrus Capital Partners GP, L.L.C.

4. Stephen C. Freidheim

(b)	The business address of each of the Reporting Persons is:

c/o Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(c) Each of the Reporting Persons is engaged in the business of investment. Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”) is the manager of Cyrus Aviation Holdings, LLC (“Cyrus Holdings”). Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”) is the general partner of Cyrus Capital Partners. Stephen C. Freidheim is the Chief Investment Officer of Cyrus Capital Partners and is the sole member and manager of Cyrus Capital GP. Mr. Freidheim may be deemed to indirectly beneficially own the securities held by Cyrus Holdings because Mr. Freidheim may be deemed to have voting and investment power over such securities by virtue of his relationship with Cyrus Capital Partners and Cyrus Capital GP. Each of Cyrus Holdings, Cyrus Capital Partners, Cyrus Capital GP and Mr. Freidheim disclaims beneficial ownership of any of the Issuer’s securities as to which this Schedule 13D relates, and this Schedule 13D shall not be deemed an admission that any of Cyrus Holdings, Cyrus Capital Partners, Cyrus Capital GP or Mr. Freidheim is the beneficial owner of such securities for purposes of Section 13(d) or for any other purposes.

(d) The Reporting persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Citizenship of the Reporting Persons is as follows:

1. Cyrus Aviation Holdings, LLC – Delaware

2. Cyrus Capital Partners, L.P. – Delaware

3. Cyrus Capital Partners GP, L.L.C. – Delaware

4. Stephen C. Freidheim – United States of America

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

Distribution Agreements

Pursuant to the Distribution Agreement (the “VAI Partners Distribution Agreement”), dated November 13, 2014, by and among VAI Partners LLC (“VAI Partners”), Cyrus Aviation Investor, LLC (“Cyrus Aviation”), VAI MBO Investors, LLC, VX Employee Holdings, LLC, and VAI Management, LLC (“VAI Management”), VAI Partners distributed to its members all of the securities it held of the Issuer on a pro rata basis without consideration based on the membership interests held by each member. Pursuant to the VAI Partners Distribution Agreement, Cyrus Aviation received 11,398 shares of the Issuer’s Common Stock, 19,427 shares of the Issuer’s Class A-1 common stock, and 739,800 shares of the Issuer’s Convertible Preferred Stock, and VAI Management received 3 shares of the Issuer’s Common Stock, 6 shares of the Issuer’s Class A-1 common stock, and 222 shares of the Issuer’s Convertible Preferred Stock. Mr. Freidheim may be deemed to have voting and investment power over the securities acquired by Cyrus Aviation and VAI Management pursuant to the VAI Partners Distribution Agreement as the sole member and manager of Cyrus Capital GP and the Chief Investment Officer of Cyrus Capital Partners. Cyrus Capital GP is the general partner of Cyrus Aviation II, L.P. (“Cyrus Aviation II”) and Cyrus Capital Partners, and Cyrus Capital Partners is the investment manger of Cyrus Aviation II. Cyrus Aviation II is the sole member of Cyrus Aviation. Cyrus Aviation is the managing member of VAI Management, and VAI Management is the managing member of VAI Partners.

In addition, pursuant to the Distribution Agreement (the “VAI Management Distribution Agreement”), dated November 13, 2014, by and among VAI Management, Cyrus Aviation and VAI MBO Investors, LLC, VAI Management distributed to its members all of the securities it held of the Issuer on a pro rata basis without consideration based on the membership interests held by each member. Pursuant to the VAI Management Distribution Agreement, Cyrus Aviation received 44,355 Class A Warrants of the Issuer, 2 shares of the Issuer’s Common Stock, 4 shares of the Issuer’s Class A-1 common stock, and 148 shares of the Issuer’s Convertible Preferred Stock.

Recapitalization Agreement

Pursuant to the Recapitalization Agreement, dated November 13, 2014, by and among the Issuer, Virgin Management Limited, VX Holdings, L.P., VA Holdings (Guernsey) LP, Virgin Holdings Limited, CM Finance Inc., Cyrus Select Opportunities Master Fund, Ltd. (“Cyrus Select Master”), CYR Fund, L.P. (“CYR”), Crescent 1, L.P. (“Crescent 1”), Cyrus Opportunities Master Fund II, Ltd. (“Cyrus Opportunities Master II”), Cyrus Aviation, Cyrus Aviation Partners III, L.P. (“Cyrus Aviation III”), Cyrus Aviation Partners IIIA, L.P. (“Cyrus Aviation IIIA”), Cyrus Aviation Partners IV, L.P. (“Cyrus Aviation IV”), CCP Investments I, L.P. (“CCP”, and together with Cyrus Select Master, CYR, Crescent 1, Cyrus Opportunities Master II, Cyrus Aviation, Cyrus Aviation III, Cyrus Aviation IIIA, and Cyrus Aviation IV, the “Cyrus Parties”), CRS Fund, Ltd., Cyrus Holdings, and VAI MBO Investors, LLC (the “Recapitalization Agreement”), on November 13, 2014, the Cyrus Parties exchanged with the Issuer certain securities of the Issuer for shares of Common Stock of the Issuer and certain shares of Non-Class A common stock of the Issuer held by the Cyrus Parties were automatically converted into shares of Common Stock of the Issuer.

The securities of the Issuer held by the Cyrus Parties that were exchanged for or converted to shares of the Issuer’s Common Stock pursuant to the Recapitalization Agreement were as follows: (i) Cyrus Select Master exchanged Class C-12B Warrants, Class C-15D Warrants and certain notes of the Issuer for an aggregate of 290,905 shares of Issuer Common Stock; (ii) CYR exchanged Class C-12C Warrants, Class C-15E Warrants and certain notes of the Issuer for an aggregate of 1,833,250 shares of Issuer Common Stock; (iii) Crescent 1 exchanged Class C-12D Warrants, Class C-15F Warrants and certain notes of the Issuer for an aggregate of 1,718,878 shares of Issuer Common Stock; (iv) Cyrus Opportunities Master II exchanged Class C-11 Warrants, Class C-12A Warrants, Class C-15A Warrants and certain notes of the Issuer for an aggregate of 2,307,921 shares of Issuer Common Stock; (v) Cyrus Aviation exchanged shares of the Issuer’s Convertible Preferred Stock and Class A Warrants and the shares of Class A-1 common stock of the Issuer held by Cyrus Aviation were automatically converted into shares of the Issuer’s Common Stock, resulting in the acquisition by Cyrus Aviation of an aggregate of 814,988 shares of Issuer Common Stock; (vi) Cyrus Aviation III exchanged Class C-12E Warrants and certain notes of the Issuer for an aggregate of 3,063,737 shares of Issuer Common Stock; (vii) Cyrus Aviation IIIA exchanged Class C-11 Warrants and certain notes of the Issuer for an aggregate of 932,668 shares of Issuer Common Stock; (viii) Cyrus Aviation IV exchanged Class C-15B Warrants and certain notes of the Issuer for an aggregate of 1,574,771 shares of Issuer Common Stock; and (ix) CCP exchanged Class C-12E Warrants and certain notes of the Issuer for an aggregate of 43,290 shares of Issuer Common Stock. Pursuant to the Recapitalization Agreement, the Class C-6 Warrants, the Class C-7A Warrants, the Class C-8 Warrants, and the Class C-9 Warrants held by Cyrus Aviation were cancelled in full.

Mr. Freidheim may be deemed to have voting and investment power over the securities acquired by the Cyrus Parties pursuant to the Recapitalization Agreement. As disclosed above, Mr. Freidheim is the sole member and manager of Cyrus Capital GP and is the Chief Investment Officer of Cyrus Capital Partners. Cyrus Capital GP is the general partner of Cyrus Capital Partners. Cyrus Capital Partners is the investment manager of Cyrus Select Master and Cyrus Opportunities Master II. Cyrus Capital GP is the managing member of Cyrus Capital Advisors, L.L.C. (“Cyrus Capital Advisors”). Cyrus Capital Advisors is the general partner of CYR, Crescent 1, Cyrus Aviation III, Cyrus Aviation IIIA, and Cyrus Aviation IV, and Cyrus Capital Partners is the investment manager of Crescent 1, Cyrus Aviation III, Cyrus Aviation IIIA, and Cyrus Aviation IV. Cyrus Capital GP is the general partner of CCP.

The foregoing description of the Recapitalization Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Recapitalization Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Contribution and Exchange Agreement

Pursuant to the Contribution and Exchange Agreement (the “Contribution Agreement”), dated November 13, 2014, by and among Cyrus Holdings, Cyrus Aviation, Cyrus Capital Partners, CYR, CCP (Cyrus Aviation, Cyrus Capital Partners, CYR, and CCP, collectively, the “Contributing Members”), Cyrus Opportunities Master II, Cyrus Select Master, Crescent 1, Cyrus Aviation III, Cyrus Aviation IIIA, and Cyrus Aviation IV (Cyrus Opportunities Master II, Cyrus Select Master, Crescent 1, Cyrus Aviation III, Cyrus Aviation IIIA, and Cyrus Aviation IV, collectively, the “Exchanging Parties”), the Contributing Members made in-kind contributions of all securities of the Issuer held by the Contributing Members to Cyrus Holdings and received membership units of Cyrus Holdings, and the Exchanging Parties transferred to Cyrus Holdings all securities of the Issuer held by the Exchanging Parties in exchange for warrants to purchase membership units of Cyrus Holdings that are exercisable for an exercise price of $0.01 per membership unit. Cyrus Capital Partners contributed 7,948 shares of the Issuer’s Class G common stock to Cyrus Holdings, which automatically converted to shares of Common Stock of the Issuer on a one-for-one basis upon consummation of the Issuer’s initial public offering. The numbers of shares of Common Stock of the Issuer contributed by the Contributing Members other than Cyrus Capital Partners pursuant to the Contribution Agreement were as follows: Cyrus Aviation (814,988), CYR (1,833,250), and CCP (43,290). The numbers of shares of Common Stock of the Issuer transferred by the Exchanging Parties pursuant to the Contribution Agreement were as follows: Cyrus Opportunities Master II (2,307,921), Cyrus Select Master (290,905), Crescent 1 (1,718,878), Cyrus Aviation III (3,063,737), Cyrus Aviation IIIIA (932,668), and Cyrus Aviation IV (1,574,771).

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement (the “Purchase Agreement”), dated as of November 2, 2014, by and among PAR Investment Partners, L.P. (“PAR”), the Issuer, Cyrus Holdings, and VX Holdings, L.P., on November 19, 2014, Cyrus Holdings sold 1,132,246 shares of Common Stock of the Issuer to PAR in a private placement transaction (the “PAR Private Placement”) for a price of $22.08 per share, which represented 96% of the price per share of Common Stock of the Issuer paid by the public in the Issuer’s initial public offering. Pursuant to the Purchase Agreement and upon the consummation of the PAR Private Placement, the Issuer paid Cyrus Holdings the aggregate discount to the $23 initial public offering price of the shares of the Issuer’s Common Stock purchased by PAR from Cyrus Holdings in the PAR Private Placement, which amounted to a total payment to Cyrus Holdings of $1,041,666.32.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Exercise of Overallotment Option

In connection with the consummation of the Issuer’s initial public offering and pursuant to the Underwriting Agreement (the “Underwriting Agreement”), dated November 13, 2014, for such initial public offering, on November 19, 2014, the underwriters of the initial public offering exercised in full the overallotment option granted by Cyrus Holdings and purchased 946,902 shares of the Issuer’s Common Stock from Cyrus Holdings for a price of $21.5625 per share, which was equal to the initial public offering price less the underwriting discount.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit 99.3, and is incorporated herein by reference.

Registration Rights Agreement

In connection with the transactions pursuant to the Recapitalization Agreement and the Contribution Agreement described above, on November 13, 2014, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain of its stockholders, including Cyrus Holdings. Pursuant to the Registration Rights Agreement, Cyrus Holdings was granted certain demand registration rights for shares of Issuer Common Stock held by Cyrus Holdings, including shares of Common Stock that were received by the Cyrus Parties pursuant to the Recapitalization Agreement and contributed or transferred to Cyrus Holdings pursuant to the Contribution Agreement. At any time beginning on the first day of the month following the first anniversary of the Issuer’s initial public offering, Cyrus Holdings, the other stockholders party to the Registration Rights Agreement and their respective transferees can, on not more than five occasions collectively, request that the Issuer register all or a portion of their shares of Common Stock under the Securities Act of 1933 (the “Securities Act”) totaling at least 5% of the then-outstanding Common Stock; provided that, if the Issuer is entitled to register their shares on Form S-3, the 5% threshold shall be reduced to 1%. Once every 12 months, the Issuer may postpone for up to 90 days the filing or the effectiveness of a registration statement for a demand registration if the Issuer’s board of directors determines that such registration statement would materially interfere with or require public disclosure of certain material corporate transactions or to prevent the disclosure of certain material non-public information.

Additionally, subject to the provisions of the lock-up agreement described below, at any time beginning on the first day of the month following the first anniversary of the Issuer’s initial public offering, the stockholders party to the Registration Rights Agreement will have the right, upon written request, to have their shares of Common Stock registered by the Issuer on Form S-3, if the Issuer is eligible to file a registration statement on Form S-3, subject to certain limitations. Further, the Issuer has agreed to cooperate with Cyrus Holdings and another party to the Registration Rights Agreement for the sale of Common Stock with at least $20.0 million of expected gross proceeds pursuant to an underwritten offering, not including a “road show” or a lock-up agreement of more than 60 days; provided, however, that the Issuer is not required to effectuate more than five such sales per 12-month period, with Cyrus Holdings and/or its permitted transferees entitled to effectuate a minimum of two such sales in any 12-month period.

Subject to the restrictions of the lock-up agreement described below, in the event that the Issuer proposes to register any of its securities under the Securities Act following the completion of the Issuer’s initial public offering, Cyrus Holdings and certain other stockholders party to the Registration Rights Agreement will be entitled to certain “piggyback” registration rights allowing them to include their shares of Issuer Common Stock in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act (other than with respect to the Issuer’s initial public offering or pursuant to a registration on Form S-4 or Form S-8 or any successor forms), Cyrus Holdings and certain other stockholders party to the Registration Rights Agreement are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares of Issuer Common Stock in the registration.

The Issuer will pay all registration expenses, including the legal fees of one counsel for all stockholders party to the Registration Rights Agreement. The demand and “piggyback” registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The Issuer and the stockholders party to the Registration Rights Agreement have also agreed to customary indemnification provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.4, and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision. Also, the Reporting Persons and/or their affiliates have had and will continue to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 43,119,886 shares of Common Stock outstanding following the consummation of the Issuer’s initial public offering.

(c) Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lock-Up Agreement

On November 4, 2014, Cyrus Holdings entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which Cyrus Holdings agreed that, for a period of 180 days from November 13, 2014, subject to customary limited exceptions, Cyrus Holdings will not, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc. (collectively, the “Managing Underwriters”), dispose of or hedge any shares or any securities convertible into or exchangeable for the Issuer’s Common Stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period following the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The Managing Underwriters in their sole discretion may release any of the securities subject to the Lock-Up Agreement at any time without notice, other than with respect to securities owned by the Issuer’s officers and directors, in which case the Issuer will provide notice, as required.

The disclosure regarding the VAI Partners Distribution Agreement, the VAI Management Distribution Agreement, the Recapitalization Agreement, the Contribution Agreement, the Securities Purchase Agreement, the Underwriting Agreement and the Registration Rights Agreement contained in Item 4 is incorporated herein by reference.

The Recapitalization Agreement, the Securities Purchase Agreement, the Underwriting Agreement and the Registration Rights Agreement are incorporated by reference as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Recapitalization Agreement among Virgin America Inc. and certain of its stockholders (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2014).

99.2	Securities Purchase Agreement, dated November 2, 2014, among Virgin America Inc., Cyrus Aviation Holdings, LLC, VX Holdings, L.P. and PAR Investment Partners, L.P. (incorporated by reference to Exhibit 99.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2014).

99.3	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2014).

99.4	Registration Right Agreement among Virgin America Inc. and certain of its stocholders (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 19, 2014).

99.5	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2014

CYRUS AVIATION HOLDINGS, LLC

By:	Cyrus Capital Partners, L.P.
its managing member
By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM